Mail Stop 4561

February 11, 2008

Li Kunwu, Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

> **Re:** **China VoIP & Digital Telecom, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 1, 2008**
> **File No. 333-131017**

Dear Mr. Kunwu:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note that you are seeking to increase your authorized shares of common stock in order to issue shares underlying the securities issued in the financing disclosed on your Form 8-K filed on December 26, 2007. Note A to Schedule 14A requires certain disclosures regarding the issuance transaction, because the approval of the increase in authorized shares is in effect approval of the issuance transaction. Accordingly, please ensure that your proxy statement includes all the information called for by Item 11 of Schedule 14A. In this regard, we also note the reference on page 4 of your preliminary proxy statement to "the convertible preferred securities… related to the disclosed financing." Your Form 8-K filed December 26, 2007, appears to relate to the issuance of convertible notes and warrants but not to convertible preferred securities. Please revise your proxy statement as appropriate, or advise.

2. The penultimate paragraph on page 1 states that, "if no choice is specified in the proxy, the shares represented by the proxy will be voted FOR the election of all the nominees to serve as our directors," yet your filing does not appear to relate to the election of directors. Please revise as appropriate, or advise.

3. Please ensure that your filing discloses all plans, proposals and arrangements you have for the issuance of the shares that will result from the proposed increase in authorized shares of common stock. If you have no such plans, proposals or arrangements, other than those already specifically disclosed, please include a statement to that effect in your filing.

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Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (732) 577-1188
        Asher Ailey, Esq.
        Anslow & Jaclin, LLP
        Telephone: (732) 409-1212